Michael Kaplan +1 212 450 4111 Michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

September 3, 2021

Re:	Bausch + Lomb Corporation Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 3, 2021 CIK No. 0001860742 CONFIDENTIAL

Mr. David Gessert

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Messrs. Gessert and Buchmiller:

On behalf of our client, Bausch + Lomb Corporation, a company incorporated under the Canada Business Corporations Act (the “Company”), we wish to inform the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has today confidentially submitted Amendment No. 2 to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001860742) (the “Draft Registration Statement”). The primary purpose of the confidential submission of Amendment No. 2 to the Draft Registration Statement is to update certain financial and other information and to include the Company’s unaudited financial statements for the quarter ended June 30, 2021.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com or Marcel Fausten at (212) 450-4389, (212) 701-5389 (fax) or marcel.fausten@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail

Joseph C. Papa, Chief Executive Officer of the Company

Mr. David Gessert

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

2	September 3, 2021

Sam Eldessouky, Chief Financial Officer of the Company

Christina Ackermann, General Counsel of Bausch Health Companies Inc.

Mark Bode, PricewaterhouseCoopers LLP

Marcel Fausten, Davis Polk & Wardwell LLP